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Talisman Energy Announces $1.5 Billion All Cash Sale for Portion of Montney Position

Calgary, Alberta, November 8, 2013 – Talisman Energy Inc. (Talisman) (TSX:TLM) (NYSE:TLM) announced that it has reached an agreement to sell part of its Montney acreage in northeast British Columbia to Progress Energy Canada Ltd. for a total cash consideration of CDN$1.5 billion.

The transaction represents the sale of approximately:

•	75% (~127,000 net acres) of Talisman’s Montney position in the Farrell Creek and Cypress areas of British Columbia.
•	65 mmcfe/d of Farrell Creek production as of Oct 1, 2013, which is expected to increase in the fourth quarter as we conclude the 2013 completion program, and associated facilities.
•	CDN$800 million of remaining third party capital carry estimated at 2013 year end (~CDN$870 million at effective date October 1, 2013).

“The sale of this long-dated position represents a strong return on our Montney investment and brings us closer to achieving the $2-3 billion asset disposition target we set out in March this year,” said Hal Kvisle, CEO. “It is priced in line with recent major Montney transactions, further simplifies the company, and enables us to strengthen our focus on our Edson-Duvernay producing and development assets.  Following receipt of applicable regulatory approvals, expected in the first quarter of 2014, we will use the proceeds to pay down debt and strengthen our balance sheet.”

“During the five years we have held our Montney position, our employees have worked hard to develop and operate our properties, as well as establish strong working relationships with local government and communities. As we progress the Montney sales process, we will continue to operate in a safe and environmentally responsible manner, and our employees will be treated fairly and with respect.”

Talisman retains its Groundbirch and Saturn assets including approximately 48,000 net acres of prospective Montney land.

Jefferies LLC and Scotiabank acted as joint advisors to Talisman.

Media and General Inquiries                                                                                     Shareholder and Investor Inquiries
Phoebe Buckland                                                                                                          Lyle McLeod, Vice-President
Manager, External Communications                                                                           Investor Relations
Phone:   403-237-1657  Fax: 403-237-1210                                                                  Phone: 403-237-1020
E-mail:    tlm@talisman-energy.com                                                                           E-mail:   tlm@talisman-energy.com

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Advisories

This news release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; planned use of proceeds; production expectations; expecting timing of regulatory approvals; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by Talisman with securities regulatory authorities.  Talisman believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2013 assumes escalating commodity prices. Closing of the transaction will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; risks associated with project management, project delays and/or cost overruns; uncertainty related to securing sufficient egress and access to markets; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities; risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates; the outcome and effects of any future acquisitions and dispositions; health, safety, security and environmental risks, including risks related to the possibility of major accidents; environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing; uncertainties as to the availability and cost of credit and other financing and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); risks related to the attraction, retention and development of personnel; changes in general economic and business conditions; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and results of Talisman’s risk mitigation strategies, including insurance and any hedging activities.  The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect Talisman's operations or financial results or strategy are included in Talisman's most recent Annual Information Form. In addition, information is available in Talisman's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking information is based on the estimates and opinions of Talisman's management at the time the information is presented. Talisman assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Unless the context indicates otherwise, references in this news release to "Talisman" includes, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc. and the partnership interests held by Talisman Energy Inc. and its subsidiaries. Such use of "Talisman" to refer to these other legal entities and partnership interests does not constitute waiver by Talisman Energy Inc. or such entities or partnerships of their separate legal status, for any purpose.

Unless otherwise stated, production volumes are stated on a company interest basis prior to the deduction of royalties and similar payments.